GOLDMAN SACHS & Co. LLC 200 West Street New York, New York 10282	BOFA SECURITIES, INC. 1111 Avenue of the Americas New York, New York 10036	JEFFERIES LLC 520 Madison Avenue New York, New York 10022

October 25, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Lauren Hamill

Ms. Christine Wong

Ms. Mary Mast

Ms. Celeste Murphy

Re:	LianBio

Registration Statement on Form S-1

File No. 333-259978

Acceleration Request
Requested Date:	Wednesday, October 27, 2021
Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of LianBio, an exempted company organized under the Laws of the Cayman Islands (the “Registrant”), that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-259978) (the “Registration Statement”) be accelerated so as to permit it to become effective on October 27, 2021, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 2,766 copies of the Preliminary Prospectus dated October 20, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Dan Cocks
Name: Dan Cocks
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Greg Butz
Name: Greg Butz
Title: Managing Director

JEFFERIES LLC

By:	/s/ Matthew Kim
Name: Matthew Kim
Title: Managing Director, Joint US Head of Biotechnology

[Signature Page to Acceleration Request]